
------                                                                                              -------------------------------
FORM 5                                                                                                        OMB APPROVAL
------                                                                                              -------------------------------
                                                                                                      OMB Number:       3235-0382
                                                                                                      Expires: September 30, 1998
[ ] Check this box if            UNITED STATES SECURITIES AND EXCHANGE COMMISSION                     Estimated average burden
    no longer subject to                      WASHINGTON, D.C. 20549                                  hours per response......1.0
    Section 16. Form                                                                                --------------------------------
    4 or Form 5                ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See               Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b).                          Exchange Act of 1934,
[ ] Form 3 Holdings                    Section 17(a) of the Public Utility
    Reported                    Holding Company Act of 1935 or Section 30(f) of
[ ] Form 4                                the Investment Company Act
    Transactions                                    of 1940
    Reported

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Davenport, Chester                            Envirotest Systems Corp. (ENH)                to Issuer (Check all applicable)
-------------------------------------------    ----------------------------------------------    X  Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
   6903 Rockledge Drive  Suite 214                Number of Reporting        Month/Year          X  Officer (give    Other (specify
-------------------------------------------       Person (Voluntary)       September 30, 1997   ----        title ---       below)
                 (Street)                                                 -------------------               below)
   Bethesda, MD 20817                                                     5. If Amendment,               Chairman of the Board
-------------------------------------------                                  Date of Original       -------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check Applicable Line)
                                                                                                 X    Form Filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More than
                                                                                                ----  One Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).                                    SEC 2270 (9/96)

                                                         Page 1 of 3 pages

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock                                                                               Common
Option (right to buy)        $3.3750      10/23/96      A       50,000         (1)     10/23/96   Stock    50,000
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock                                                                               Common
Option (right to buy)        $3.3750      10/23/96      A      289,542         (1)     10/23/96   Stock   289,542
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock                                                                               Common
Option (right to buy)        $3.3750      10/31/96      A       89,828         (1)     10/31/96   Stock    89,828
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock                                                                               Common
Option (right to buy)        $3.3750      10/31/96      A       55,172         (1)     10/31/96   Stock    55,172
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock                                     H                                         Common
Option (right to buy)        $ 16.00      10/23/96     (2)             289,542         03/30/93   Stock   289,542
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock                                     H                                         Common
Option (right to buy)       $20.0000      10/23/96     (3)              50,000         06/08/94   Stock    50,000
------------------------------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

-------------------------------------------------------------------------------------------------------
                                                            D
-------------------------------------------------------------------------------------------------------
                                                            D
-------------------------------------------------------------------------------------------------------
                                                            D
-------------------------------------------------------------------------------------------------------
                                                            D
-------------------------------------------------------------------------------------------------------
                                                            D
-------------------------------------------------------------------------------------------------------
                             1,275,568                      D
-------------------------------------------------------------------------------------------------------
Explanation of Responses:

See continuation page(s) for footnotes

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Chester Davenport          11/10/97
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date

Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

                                                                                                                              Page 2
                                                                                                                     SEC 2270 (9-96)

                                                         Page 2 of 3 pages

                                                   Envirotest Systems Corp. (ENR)
6963 Rockledge Drive                               9/30/97                                                       Page 3 of 3 pages
Suite 214
Bethesda, MD 20817

(1)  Options exercisable in three annual installments. Up to 33% of the options exercisable on the first anniversary of the date of the grant, up to an additional 33% on the second anniversary of the date of this grant, and the remaining options exercisable on the third anniversary of the date of the grant.

(2)  Cancellation of option to buy 289,542 shares of Class A Common Stock in exchange for grant of option to buy 289,542 shares, in transaction exempt under 16b-3.

(3)  Cancellation of option to buy 50,000 shares of Class A Common Stock in exchange for grant of option to buy 50,000 shares, in transaction exempt under 16b-3.